   Production Display Inspection

Integral Vision, Inc.

49113 Wixom Tech Drive	Email: sales@iv-usa.com
Wixom, Michigan 48393-3559 USA	www.iv-usa.com
Tel: +1(248) 668-9230 Fax: +1 (248) 668-9384

June 10, 2009

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Application for Withdrawal of Post Effective Amendment No. 4 to Registration Statement on Form S-1, filed with the SEC on June 2, 2009.

Dear Sir/Madam,

Pursuant to Rule 477 of the Securities Act of 1933, as amended, Integral Vision, Inc. (the “Registrant”) hereby requests that the Commission consent to the withdrawal of the Post Effective Amendment No. 4 to Registration Statement on Form S-1 (the “Amendment”), filed with the Commission on June 2, 2009, along with any exhibits.

Since June 2, 2009, no securities were sold in connection with the offering.

The Registrant requests that such consent be granted on the grounds that an incorrect file number was used in filing the Amendment.

Thank you for your consideration of this matter.

Sincerely,

INTEGRAL VISION, INC.

/S/ Mark R. Doede
By: Mark R. Doede, Chief Financial Officer